Exhibit 99.1
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199407932D)
Notice of Thirteenth Annual General Meeting
NOTICE IS HEREBY GIVEN THAT the Thirteenth Annual General Meeting (the “Annual General Meeting”) of STATS ChipPAC Ltd. (the “Company” or “STATS ChipPAC”) will be held at 10 Ang Mo Kio Street 65, Techpoint #04-18/20, Singapore 569059, on April 25, 2007 at 3.00 p.m. to transact the following routine and special business:
Routine Business
(1)	To adopt the Audited Financial Statements of the Company for the financial year ended December 31, 2006, together with the Reports of the Directors and the Auditors.

(2)	To re-elect the following Directors, each of whom will retire pursuant to Article 94 of the Articles of Association of the Company and who, being eligible, offer themselves for re-election:
(a)	Mr. Lim Ming Seong;

(b)	Dr. Robert W. Conn; and

(c)	Dr. Park Chong Sup.
(3)	To re-elect the following Directors, each of whom will cease to hold office pursuant to Article 99 of the Articles of Association of the Company and who, being eligible, offer themselves for re-election:
(a)	Mr. Teng Cheong Kwee; and

(b)	Mr. Tokumasa Yasui.
(4)	To re-appoint the following Directors each of whom will retire under Section 153(6) of the Companies Act, Chapter 50 of Singapore (the “Companies Act”), to hold office from the date of this Annual General Meeting until the next annual general meeting of the Company:
(a)	Mr. Charles R. Wofford; and

(b)	Mr. R. Douglas Norby.
(5)	To re-appoint PricewaterhouseCoopers as Auditors to hold office until the conclusion of the next annual general meeting of the Company at a remuneration to be determined by the Board of Directors upon the recommendation of the Audit Committee of the Board of Directors.

(6)	To approve Directors’ fees totaling approximately US$563,670 (approximately S$861,000) for the financial year ended December 31, 2006.
Special Business
(7)	To consider and, if thought fit, to pass, with or without modifications, the following resolutions of which Resolutions 7(a) to 7(h) will be proposed as ordinary resolutions:
Ordinary Resolution — Allotment and Issue of Shares and Securities
(a)	Authority to Allot and Issue Shares pursuant to Section 161 of the Companies Act.

That pursuant to Section 161 of the Companies Act, the Directors be and are hereby authorised to allot and issue shares in the capital of the Company to any person on such terms and conditions and with such rights or restrictions as they may think fit to impose and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.

(b)	Authority to Create and Issue Securities and to Allot and Issue Shares in connection therewith pursuant to Section 161 of the Companies Act.

That pursuant to Section 161 of the Companies Act, approval be and is hereby given to the Directors to:

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(i)	(aa)	create and issue securities (“Securities”) including, without limitation, warrants or options to subscribe for new shares of the Company (“New Shares”) or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;
(bb)	create and issue any further Securities (“Further Securities”) as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and

(cc)	make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as “Agreements”) which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;
(ii)	allot and issue from time to time:
(aa)	such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;

(bb)	on the same basis as paragraph (ii)(aa) above, such further New Shares as may be required to be allotted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and

(cc)	such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in accordance with the terms and conditions of the Agreements; and
(iii)	take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.
(c)	Authority to Allot and Issue Shares pursuant to the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan (collectively, the “Substitute Plans”).

That the Directors be and are hereby authorised to allot and issue from time to time such number of shares of the Company as may be required to be issued pursuant to the exercise of the options under the Substitute Plans.

(d)	Authority to Allot and Issue Shares pursuant to the STATS ChipPAC Ltd. Share Option Plan, as amended (the “Share Option Plan”).

That the Directors be and are hereby authorised to allot and issue from time to time such number of shares of the Company as may be required to be issued pursuant to the exercise of the options under the Share Option Plan.

(e)	Authority to Offer and Grant Rights to Purchase and to Allot and Issue Shares pursuant to the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004, as amended (the “ESPP”).

That the Directors be and are hereby authorised to offer and grant rights to purchase shares in the capital of the Company in accordance with the provisions of the ESPP and to allot and issue from time to time such number of shares of the Company as may be required to be issued pursuant to the exercise of such rights.

(f)	Authority to Offer and Grant Restricted Share Units (“RSUs”) pursuant to the STATS ChipPAC Ltd. Restricted Share Plan (the “RSP”).

That the Directors be and are hereby authorised to grant RSUs in accordance with the provisions of the RSP, and to allot and issue from time to time such number of fully paid-up ordinary shares in the capital of the Company as may be required to be allotted and issued pursuant to the vesting of RSUs under the RSP, provided that the aggregate number of ordinary shares in the capital of the Company to be delivered under the RSP shall not exceed 50 million ordinary shares in the capital of the Company.

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(g)	Authority to Offer and Grant Performance Shares pursuant to the STATS ChipPAC Ltd. Performance Share Plan (“PSP”).

That the Directors be and are hereby authorised to grant performance shares in accordance with the provisions of the PSP, and to allot and issue from time to time such number of fully paid-up ordinary shares in the capital of the Company as may be required to be allotted and issued pursuant to the terms of the PSP, provided that the aggregate number of ordinary shares in the capital of the Company to be delivered under the PSP shall not exceed 15 million ordinary shares in the capital of the Company.

(h)	The Proposed Renewal of the Share Purchase Mandate

That:
(i)	for the purposes of Sections 76C and 76E of the Companies Act, the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares each fully paid in the capital of the Company (“Shares”) (including Shares represented by American Depositary Shares (“ADSs”)) not exceeding in aggregate the Maximum Percentage (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:
(aa)	market purchase(s) on the Singapore Exchange Securities Trading Limited (“SGX-ST”) transacted through the Central Limit Order Book trading system and/or NASDAQ Stock Market (“Nasdaq”); and/or

(bb)	off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Nasdaq) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act, and otherwise in accordance with all other laws and regulations as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the “Share Purchase Mandate”);

(ii)	unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time, and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:
(aa)	the date on which the next annual general meeting of the Company is held; and

(bb)	the date by which the next annual general meeting of the Company is required by law to be held;
(iii)	in this Resolution:

“Market Day” means a day on which the SGX-ST or, as the case may be, Nasdaq is open for trading in securities;

“Maximum Percentage” means that number of issued Shares (including Shares represented by ADSs) representing 2.5% of the issued ordinary share capital of the Company as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

“Maximum Price” in relation to a Share or ADS to be purchased or acquired, means the purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which shall not exceed 105% of the highest independent bid or the last independent transaction price, whichever is the higher, quoted on the SGX-ST or, as the case may be, Nasdaq, at the time the purchase is effected; and

(iv)	the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

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(8)	To transact any other business as may be properly transacted at any annual general meeting.

BY ORDER OF THE BOARD

Lam Lee Fong
Company Secretary
Date: March 30, 2007
Notes:
(1)	A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (i.e. Members).

(2)	A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Shareholders may appoint any member of the Board or any other person as their proxy. The instrument appointing a proxy must be deposited at the principal executive office of the Company at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059 not less than 48 hours before the time appointed for holding the Annual General Meeting or at any adjournment thereof. A proxy may be revoked at any time, not less than 48 hours before the time set for the Annual General Meeting by the shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by such shareholder attending the Annual General Meeting and voting in person.

(3)	The Company is subject to the continuing listing rules of Nasdaq and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the SGX-ST.

(4)	Since the beginning of financial year 2005, the Company employed financial year reporting periods that end on the Sunday nearest to December 31. The Company’s financial year 2006 ended on December 31, 2006.

(5)	The Company may use its internal sources of funds of STATS ChipPAC and its subsidiaries (the “Group”) or external borrowings or a combination of both to finance the purchase or acquisition of its Shares (including Shares represented by ADSs). The amount of financing required for the Company to purchase or acquire its Shares (including Shares represented by ADSs), and the impact on the Company’s financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired and the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

Based on the existing issued ordinary Shares of the Company of 2,014,574,554 Shares as at March 7, 2007, the purchase by the Company of 2.5% of its issued Shares (including Shares represented by ADSs) will result in the purchase or acquisition of 50,364,363 Shares.

Assuming that the Company purchases or acquires the 50,364,363 Shares at the Maximum Price of S$1.922 (approximately US$1.259) for one Share (being the price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) equal to 105% of the highest independent bid or the last independent transaction price, whichever is the higher, quoted on the SGX-ST for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding March 7, 2007, the maximum amount of funds required for the purchase or acquisition of the 50,364,363 shares is S$96,800,306 (approximately US$63,404,929).

The financial effects of the purchase or acquisition of such Shares (including Shares represented by ADSs) by the Company pursuant to the proposed Share Purchase Mandate on the audited consolidated financial statements of the Company for the financial year ended December 31, 2006 based on these assumptions are set out in Proposal 7(h) of the Proxy Statement.

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STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199407932D)
Proxy Statement
March 30, 2007
The accompanying proxies are solicited on behalf of the Board of Directors (the “Board” or the “Board of Directors”) of STATS ChipPAC Ltd. (the “Company” or “STATS ChipPAC”), a company incorporated in the Republic of Singapore under the Companies Act, Chapter 50 of Singapore (the “Companies Act”), for use at its Thirteenth Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on April 25, 2007, at 3.00 p.m. (Singapore time), at 10 Ang Mo Kio Street 65, Techpoint #04-18/20, Singapore 569059, or at any adjournments thereof, for the purposes set out in the accompanying Notice of Annual General Meeting.
Shareholders Entitled to Notice of Annual General Meeting
A shareholder is a person whose name appears on the Depository Register (as defined in the Companies Act) maintained by The Central Depository (Pte) Limited in Singapore or a person registered in STATS ChipPAC’s Register of Shareholders (i.e. Members) as a holder of STATS ChipPAC’s ordinary shares.
We have mailed the Notice of Annual General Meeting, this Proxy Statement and the Annual Report to shareholders who are listed at the close of business on February 28, 2007. These documents were first mailed to shareholders on or about March 30, 2007.
Shareholders are advised to read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.
Quorum
Any two or more shareholders holding or representing in aggregate not less than 33 1/3 per cent. of the number of ordinary shares (excluding treasury shares) of STATS ChipPAC present in person or by proxy at the Annual General Meeting will constitute a quorum for the transaction of business at the Annual General Meeting.
Shareholders Entitled to Vote
Shareholders who are registered with The Central Depository (Pte) Limited or in STATS ChipPAC’s Register of Shareholders (i.e. Members) as at forty-eight (48) hours before the time appointed for holding the Annual General Meeting shall be entitled to vote at the Annual General Meeting.
At the close of business on March 7, 2007, there were 2,014,574,554 ordinary shares issued and outstanding.
Proxies
To be effective, a proxy must be deposited at STATS ChipPAC’s principal executive office located at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059, not less than forty-eight (48) hours before the time appointed for holding the Annual General Meeting or at any adjournment thereof. A proxy need not be a shareholder. Shareholders may appoint any member of the Board or any other person as their proxy.
Any shareholder signing a proxy in the form accompanying this Proxy Statement has the power to revoke it either prior to the Annual General Meeting at which the matter voted by proxy is acted upon or at the Annual General Meeting prior to the vote on the matter. A proxy may be revoked by the shareholder at any time not less than forty-eight (48) hours before the time set for the Annual General Meeting by the shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by such shareholder attending the Annual General Meeting and voting in person.

Voting
On a show of hands, every shareholder present in person or by proxy shall have one vote and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held. A resolution put to the vote of shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or by not less than five shareholders present in person or by proxy and entitled to vote at the Annual General Meeting or by a shareholder present in person or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the Annual General Meeting or a member present in person or by proxy and holding not less than ten per cent. of the total number of paid-up shares of the Company (excluding treasury shares); provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.
Ordinary shares represented by duly executed proxies deposited with STATS ChipPAC will be voted at the Annual General Meeting in accordance with shareholders’ instructions contained in the instrument. In the absence of specific instructions in the proxy, the proxy of a shareholder may vote or abstain as he may think fit.
On a show of hands, each of the resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in accordance with this section, each of the resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each ordinary share held or represented.
General Information
Since the beginning of financial year 2005, the Company employed financial year reporting periods that end on the Sunday nearest to December 31. The Company’s financial year 2006 ended on December 31, 2006.
The expense of printing and mailing proxy materials will be borne by STATS ChipPAC. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers and other employees of STATS ChipPAC by personal interview, telephone or facsimile. No additional compensation will be paid for such solicitation. STATS ChipPAC will request brokers and nominees who hold ordinary shares in their names and Citibank, N.A., the Depository for STATS ChipPAC’s American Depositary Receipts (“ADR”) facility, to furnish proxy materials to the beneficial owners of the ordinary shares and ADRs and will reimburse such brokers and nominees for their reasonable expenses incurred in forwarding solicitation materials to such beneficial owners.
In this Proxy Statement, references to “S$” mean Singapore dollars, the legal currency of the Republic of Singapore, and references to “US$” mean United States dollars, the legal currency of the United States.
Summary of Proposals
Shareholders will be voting on the following proposals at this Annual General Meeting:
1.	Adoption of the Audited Financial Statements of STATS ChipPAC for the financial year ended December 31, 2006, together with the Reports of the Directors and the Auditors.

2.	Re-election of Directors retiring by rotation pursuant to Article 94 of STATS ChipPAC’s Articles of Association.

3.	Re-election of Directors pursuant to Article 99 of STATS ChipPAC’s Articles of Association.

4.	Re-appointment of Directors pursuant to Section 153(6) of the Companies Act.

5.	Re-appointment of PricewaterhouseCoopers as Auditors and authorisation to the Board, upon the recommendation of the Audit Committee of the Board, to fix their remuneration.

6.	Approval of Directors’ fees for the financial year ended December 31, 2006.

7.	Authority to the Board to allot and issue shares and to create and issue securities and to renew the share purchase mandate.

Proposal No. 1
Adoption of the Audited Financial Statements of STATS ChipPAC for the financial year ended December 31, 2006, together with the Reports of the Directors and the Auditors
STATS ChipPAC’s Annual Report for its financial year ended December 31, 2006 accompanies this Proxy Statement. STATS ChipPAC’s financial statements included in the Annual Report have been prepared in conformity with United States generally accepted accounting principles and are accompanied by auditors’ report from PricewaterhouseCoopers (“PwC”).
The Board recommends a vote for the adoption of the Audited Financial Statements of STATS ChipPAC for the financial year ended December 31, 2006, together with the Reports of the Directors and the Auditors.
Proposal No. 2
Re-election of Directors retiring by rotation pursuant to Article 94 of STATS ChipPAC’s Articles of Association
According to Article 94 of STATS ChipPAC’s Articles of Association, one-third of the Board (or, if the number of directors on the Board is not a multiple of three, the number nearest to but not less than one-third) will retire at each annual general meeting of STATS ChipPAC. The Directors retiring each year are determined by those who have been in office longest since their re-election or appointment. The retiring Directors are nonetheless eligible for re-election.
Accordingly, pursuant to Article 94 of STATS ChipPAC’s Articles of Association, on the date of this Annual General Meeting, Mr. Lim Ming Seong, Dr. Robert W. Conn and Dr. Park Chong Sup shall retire as Directors by rotation. They have offered themselves for re-election. The Board believes that it is in the best interest of STATS ChipPAC to re-elect Mr. Lim Ming Seong, Dr. Robert W. Conn and Dr. Park Chong Sup as Directors.
The biographies of these Directors and a complete listing of all our Directors are provided on pages 16-18 of this Proxy Statement.
The Board recommends a vote for the re-election of Mr. Lim Ming Seong, Dr. Robert W. Conn and Dr. Park Chong Sup as Directors of STATS ChipPAC.
Proposal No. 3
Re-election of Directors pursuant to Article 99 of STATS ChipPAC’s Articles of Association
According to Article 99 of STATS ChipPAC’s Articles of Association, the Board shall have the power to appoint any person to be a Director to fill a casual vacancy or as an additional director. Any person so appointed shall hold office only until the next annual general meeting. He shall then be eligible for re-election.
Pursuant to Article 99 of STATS ChipPAC’s Articles of Association, the Board appointed:-
(i)	Mr. Teng Cheong Kwee on October 1, 2006 to fill a casual vacancy; and

(ii)	Mr. Tokumasa Yasui on January 23, 2007 as an additional Director.
Accordingly, pursuant to Article 99 of STATS ChipPAC’s Articles of Association, on the date of this Annual General Meeting, Mr. Teng Cheong Kwee and Mr. Tokumasa Yasui’s appointments as Directors on the Board will expire. They have offered themselves for re-election. The Board believes that it is in the best interest of STATS ChipPAC to re-elect Mr. Teng Cheong Kwee and Mr. Tokumasa Yasui as Directors.
The biographies of these Directors and a complete listing of all our Directors are provided on pages 16-18 of this Proxy Statement.
The Board recommends a vote for the re-election of Mr. Teng Cheong Kwee and Mr. Tokumasa Yasui as Directors of STATS ChipPAC.

Proposal No. 4
Re-appointment of Directors pursuant to Section 153(6) of the Companies Act
Section 153(1) of the Companies Act provides that, subject to the provisions of Section 153, no person of or over the age of 70 years shall be appointed or shall act as a director of a public company or of a subsidiary of a public company. Section 153(6) allows for the appointment or re-appointment of such a person as a director of the company, by the passing of an ordinary resolution by a simple majority of shareholders of the company as being entitled to vote in person or by proxy at a general meeting of the company. A director appointed or re-appointed pursuant to Section 153(6) of the Companies Act would hold office until the next annual general meeting of the company.
Mr. Charles R. Wofford and Mr. R. Douglas Norby are offering themselves for re-appointment to the Board under Section 153(6) of the Companies Act. The Board believes that it is in the best interest of STATS ChipPAC to re-appoint Mr. Charles R. Wofford and Mr. R. Douglas Norby as Directors.
The biographies of these Directors and a complete listing of all our Directors are provided on pages 16-18 of this Proxy Statement.
The Board recommends a vote for the re-appointment of Mr. Charles R. Wofford and Mr. R. Douglas Norby as Directors to hold such office from the date of this Annual General Meeting until the next annual general meeting of the Company.
Proposal No. 5
Re-appointment of PwC as Auditors and authorisation to the Board, upon the recommendation of the Audit Committee of the Board, to fix their remuneration
The Audit Committee of the Board intends to re-appoint PwC as STATS ChipPAC’s Auditors to perform the audit of its financial statements for the financial year ending December 30, 2007. PwC audited STATS ChipPAC’s financial statements for the financial year ended December 31, 2006. The Board expects that a representative of PwC will be present at the Annual General Meeting. Such representative will be given an opportunity to make a statement at the meeting if he desires to do so, and will be available to respond to appropriate questions. PwC has consented to act as Auditors for the financial year ending December 30, 2007.
The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote for the re-appointment of PwC as Auditors of STATS ChipPAC to hold office until the conclusion of the next annual general meeting and authorisation to the Board, upon the recommendation of the Audit Committee of the Board, to fix their remuneration.
Proposal No. 6
Approval of Directors’ fees for the financial year ended December 31, 2006
In accordance with Article 81 of STATS ChipPAC’s Articles of Association, STATS ChipPAC in general meeting shall approve the payment of Directors’ fees of approximately US$563,670 (approximately S$861,000) (Year 2005 : US$489,000) for services rendered during the financial year ended December 31, 2006. As at December 31, 2006, we had ten directors on the Board. In Singapore, it is customary that directors are paid a fee for their contributions to the company. .
Directors’ fees for the financial year ended December 31, 2006 represented an increase of approximately 15% over Directors’ fees for year 2005. The proposed Directors’ fees for 2006 are higher due principally to the increase in the retainer fees for year 2006.
The Board recommends a vote for the approval of Directors’ fees totaling approximately US$563,670 for the financial year ended December 31, 2006.
Proposal No. 7
In order to limit the possible dilutive effect of the share plans as described below, the Company is committed to limiting the aggregate number of unissued shares available to be issued under all the share plans to no more than

15% of the issued share capital from time to time, on a fully diluted, fully converted basis. In addition, each of the share plans will have a maximum limitation on the number of shares that may be delivered under each such share plan as follows:
(i)	the STATS ChipPAC Ltd. Share Option Plan, as amended (the “Share Option Plan”): no more than 198 million shares (including the 80 million shares subject to the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan);

(ii)	the Employee Share Purchase Plan 2004, as amended (the “ESPP”): no more than 92 million shares;

(iii)	the STATS ChipPAC Ltd. Restricted Share Plan (the “RSP”): no more than 50 million shares; and

(iv)	the STATS ChipPAC Ltd. Performance Share Plan (the “PSP”): no more than 15 million shares.
Proposals No. 7(a) and (b)
Authority to the Board to allot and issue shares and to create and issue securities
Under the Companies Act, the Directors may exercise any power of the company to issue shares only with the prior approval of the shareholders of the company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the earlier of the conclusion of the next annual general meeting of shareholders of the company or the expiration of the period within which the next annual general meeting is required by law to be held.
Shareholders’ approval is sought to authorise the Board to issue shares during the period from this Annual General Meeting to the date of the next annual general meeting. This approval, if granted, will lapse at the conclusion of the annual general meeting of STATS ChipPAC to be held in the year 2008.
The requirement for shareholders’ approval under the Companies Act extends to the issue of shares arising from the conversion, exchange or exercise of other securities, including warrants or options to subscribe for shares of STATS ChipPAC or to purchase from STATS ChipPAC other securities issued or to be issued by STATS ChipPAC, debt securities and securities which are convertible into, exchangeable for, or exercisable for shares, shares pursuant to any offers, agreements, options, undertakings, guarantees and/or indemnities to be made, entered into or issued by STATS ChipPAC, as well as shares to be issued pursuant to the exercise of options under the Share Option Plan, the STATS ChipPAC Ltd. Substitute Equity Incentive Plan (the “Substitute EIP”), the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan (the “Substitute Option Plan”) (collectively, the “Option Plans”) and pursuant to exercise of the rights to purchase granted under the ESPP and the vesting of Restricted Share Units (“RSUs”) pursuant to the RSP and awards pursuant to the PSP.
Shareholders’ approval is also sought for the creation and issuance of new securities, including but not limited to warrants, options or other securities convertible into, exchangeable for, or exercisable for, shares, the making, entry into and/or issue of offers, agreements, options, undertakings, guarantees and/or indemnities by STATS ChipPAC which would or might require the issue of shares, and the issuance of shares required or permitted to be allotted and issued on the conversion, exchange or exercise of such securities, pursuant to such offers, agreements, options, undertakings, guarantees and/or indemnities, or upon the exercise of any options granted pursuant to the Option Plans and purchase rights granted under the ESPP and the vesting of RSUs pursuant to the RSP and awards pursuant to the PSP.
In summary, the shareholders are requested to authorise the Board to:
(i)	under Proposal 7(a), allot and issue shares in the capital of STATS ChipPAC pursuant to Section 161 of the Companies Act; and

(ii)	under Proposal 7(b), create and issue securities and to allot and issue shares in the capital of STATS ChipPAC in connection therewith pursuant to Section 161 of the Companies Act.
The Board recommends a vote for each of the resolutions set out under Proposals No. 7(a) and (b) as described above and in the Notice of the Annual General Meeting.

Proposals No. 7(c), (d), (e), (f) and (g)
Authority to the Board to allot and issue shares pursuant to existing share plans and to offer and grant RSUs pursuant to the RSP and awards pursuant to the PSP.
As explained above, the requirement for shareholders’ approval under the Companies Act extends to the issue of shares pursuant to the exercise of options under the Share Option Plan and the other Option Plans and pursuant to the exercise of rights to purchase shares under the ESPP, and to offer and grant RSUs pursuant to the RSP and awards pursuant to the PSP.
The shareholders are requested to authorise the Board to:
(i)	under Proposal 7(c), allot and issue shares in the capital of STATS ChipPAC pursuant to the exercise of the options under the Substitute Option Plan and the Substitute EIP;

(ii)	under Proposal 7(d), allot and issue shares in the capital of STATS ChipPAC pursuant to the exercise of the options granted under the Share Option Plan; and

(iii)	under Proposal 7(e), offer and grant rights to purchase shares in the capital of STATS ChipPAC in accordance with the provisions of the ESPP and to allot and issue shares in the capital of STATS ChipPAC pursuant to the exercise of such rights. The shares may be unissued or existing shares (including treasury shares).

(iv)	under Proposal 7(f), offer and grant RSUs in accordance with the provisions of the RSP and to allot and issue shares in the capital of STATS ChipPAC pursuant to the vesting of such RSUs. The shares may be unissued or existing shares (including treasury shares).

(v)	under Proposal 7(g), offer and grant awards in accordance with the provisions of the PSP and to allot and issue shares in the capital of STATS ChipPAC pursuant to the vesting of such awards. The shares may be unissued or existing shares (including treasury shares).
Information concerning past grants under the existing share plans is set forth under the “Compensation of Directors and Senior Management”, “Share Options for Directors” and “Employees’ Share Option Ownership Scheme” sections of this Proxy Statement.
The Board recommends a vote for each of the resolutions set out under Proposals No. 7(c), (d), (e), (f) and (g) as described above and in the Notice of the Annual General Meeting.
Proposal No. 7(h)
Renewal of the Share Purchase Mandate
1.	Background

It is a requirement that a Singapore incorporated company such as STATS ChipPAC which wishes to purchase or acquire its own shares should obtain approval of its shareholders to do so at a general meeting of its shareholders. Accordingly, approval was sought from shareholders at the last Annual General Meeting held on April 25, 2006 for a general and unconditional mandate (the “Share Purchase Mandate”) to be given for the purchase or acquisition by STATS ChipPAC of its issued shares (including shares represented by American Depositary Shares (“ADSs”)).

As approved by shareholders at the last Annual General Meeting held on April 25, 2006, the authority conferred by the Share Purchase Mandate will continue in force until the next annual general meeting of STATS ChipPAC, which is scheduled to be held on April 25, 2007 (whereupon it will lapse, unless renewed at such meeting). As of December 31, 2006, the Company has not repurchased any shares.

2.	Rationale for the Renewal of the Share Purchase Mandate

The rationale for STATS ChipPAC to undertake a purchase or acquisition of its shares (including shares represented by ADSs) is as follows:
(a)	In managing our business, management strives to increase shareholders’ value. In addition to growth and expansion of the business, share purchases may be considered as one of the ways through which shareholders’ value may be enhanced.

(b)	The Share Purchase Mandate will provide us with greater flexibility in managing our capital and maximising returns to our shareholders. To the extent that STATS ChipPAC has capital and surplus funds that are in excess of its financial needs, taking into account its growth and expansion plans, the Share Purchase Mandate will facilitate the return of excess cash and surplus funds to shareholders in an expedient, effective and cost-efficient manner.

(c)	A share repurchase program will also allow management to effectively manage and minimise the dilutive impact (if any) associated with employee or share compensation schemes.

(d)	Share repurchase programs help buffer short-term share price volatility.

(e)	The Share Purchase Mandate will provide STATS ChipPAC the flexibility to undertake share repurchases at any time, subject to market conditions and applicable laws, during the period when the Share Purchase Mandate is in force.
The purchase or acquisition of shares will only be undertaken if it can benefit STATS ChipPAC and shareholders. Shareholders should note that purchases or acquisitions of shares pursuant to the Share Purchase Mandate may not be carried out to the full limit as authorised. No purchase or acquisition of shares will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of STATS ChipPAC and its subsidiaries (the “Group”) as a whole.
3.	Authority and Limits of the Share Purchase Mandate. The authority and limitations placed on the purchases or acquisitions of shares by STATS ChipPAC under the Share Purchase Mandate, if renewed at the Annual General Meeting, are summarised below. STATS ChipPAC intends to effect repurchases of shares in compliance with all applicable laws.
3.1	Maximum number of shares

Only shares which are issued and fully paid-up may be purchased or acquired by STATS ChipPAC. The total number of shares which may be purchased or acquired by STATS ChipPAC pursuant to the Share Purchase Mandate is limited to that number of shares representing not more than 2.5% of the issued ordinary share capital of STATS ChipPAC as at the date of the forthcoming Annual General Meeting at which the Share Purchase Mandate is renewed. Any shares which are held as treasury shares will be disregarded for the purposes of computing the 2.5% limit.

3.2	Duration of authority

Purchases or acquisitions of shares may be made, at any time and from time to time, on and from the date of the Annual General Meeting, at which the Share Purchase Mandate is renewed, up to:
(a)	the date on which the next annual general meeting of STATS ChipPAC is held or required by law to be held; or

(b)	the date on which the authority conferred by the Share Purchase Mandate is revoked or varied, whichever is the earlier.

3.3	Manner of purchases or acquisitions of shares

Purchases or acquisitions of shares may be made by way of:
(a)	on-market purchases (“Market Purchases”), in respect of shares transacted through the SGX-ST’s Central Limit Order Book (CLOB) trading system or in respect of ADSs or in either case on any other securities exchange on which the shares or ADSs may for the time being be listed and quoted, through one or more duly licensed dealers appointed by STATS ChipPAC for the purpose; and/or

(b)	off-market purchases (“Off-Market Purchases”), otherwise than on a securities exchange, in accordance with an equal access scheme or schemes.
The Company may or may not effect any Off-Market Purchases. If it does so, the Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, applicable U.S. federal securities law, the NASDAQ Stock Market (“Nasdaq”) Marketplace Rules and the Companies Act as they consider fit in the interests of STATS ChipPAC in connection with or in relation to any equal access scheme or schemes. An equal access scheme must, however, satisfy all the following conditions:
(i)	offers for the purchase or acquisition of shares shall be made to every person who holds shares to purchase or acquire the same percentage of their shares;

(ii)	all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii)	the terms of all the offers are the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of shares.
If STATS ChipPAC wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will comply with all applicable U.S federal securities laws, Nasdaq Marketplace Rules and the Companies Act and will issue an offer document containing at least the following information:
(i)	the terms and conditions of the offer;

(ii)	the period and procedures for acceptances; and

(iii)	the information required under Rules 883(2), (3), (4) and (5) of the SGX-ST Listing Manual and required by the applicable U.S federal securities laws regulating tender offers.
3.4	Purchase Price

The purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) to be paid for a share will be determined by the Directors. The purchase price to be paid for the shares as determined by the Directors pursuant to the Share Purchase Mandate (both Market Purchases and Off-Market Purchases) must not exceed 105% of the highest independent bid or the last independent transaction price, whichever is the higher, quoted on the SGX-ST or as the case may be, Nasdaq, at the time the purchase is effected (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) (the “Maximum Price”).
4.	Status of Purchased Shares. A share (including a share represented by an ADS) purchased or acquired by STATS ChipPAC is deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the share or ADS will expire on such cancellation) unless such share is held by STATS ChipPAC as a treasury share. Accordingly, the total number of issued shares will be diminished by the number of shares (including shares represented by ADSs) purchased or acquired by STATS ChipPAC and which are not held as treasury shares.

5.	Treasury Shares. Under the Companies Act, as amended by the Companies (Amendment) Act, shares (including shares represented by ADSs) purchased or acquired by STATS ChipPAC may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act, as amended by the Companies (Amendment) Act, are summarised below:
5.1	Maximum Holdings

The number of shares (including shares represented by ADSs) held as treasury shares cannot at any time exceed 10% of the total number of issued shares.

5.2	Voting and Other Rights

STATS ChipPAC cannot exercise any right in respect of treasury shares. In particular, STATS ChipPAC cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, STATS ChipPAC shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of STATS ChipPAC’s assets may be made, to STATS ChipPAC in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. Also, a subdivision or consolidation of any treasury share into treasury shares of a smaller amount is allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

5.3	Disposal and Cancellation

Where shares (including shares represented by ADSs) are held as treasury shares, STATS ChipPAC may at any time:
(a)	sell the treasury shares for cash;

(b)	transfer the treasury shares for the purposes of or pursuant to an employees’ share scheme;

(c)	transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d)	cancel the treasury shares; or

(e)	sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.
6.	Source of Funds. The Company may purchase or acquire its own shares (including shares represented by ADSs) out of capital, as well as from its profits.

The Company will use internal resources or external borrowings or a combination of both to fund purchases or acquisitions of shares (including shares represented by ADSs) pursuant to the Share Purchase Mandate.

7.	Financial Effects. The financial effects on the Group arising from purchases or acquisitions of shares (including shares represented by ADSs) which may be made pursuant to the Share Purchase Mandate will depend on, inter alia, whether such shares are purchased or acquired out of profits and/or capital of the Company, the number of such shares purchased or acquired, the price paid for such shares and whether such shares purchased or acquired are held as treasury shares or cancelled. The financial effects on the Group, based on the audited consolidated financial statements of STATS ChipPAC for the financial year ended December 31, 2006, are based on the assumptions set out below.
7.1	Purchase or Acquisition out of Capital or Profits

Under the Companies Act, as amended by the Companies (Amendment) Act, purchases or acquisitions of shares by STATS ChipPAC may be made out of STATS ChipPAC’s capital or profits so long as STATS ChipPAC is solvent.

Where the consideration paid by STATS ChipPAC for the purchase or acquisition of shares is made out of profits, such consideration (excluding related brokerage, goods and services tax, stamp duties and clearance fees) will correspondingly reduce the amount available for the distribution of cash dividends by STATS ChipPAC. Where the consideration paid by STATS ChipPAC for the purchase or acquisition of shares is made out of capital, the amount available for the distribution of cash dividends by STATS ChipPAC will not be reduced.

7.2	Information as at March 7, 2007 (the “Latest Practicable Date”)

As at the Latest Practicable Date, the issued capital of STATS ChipPAC comprised 2,014,574,554 shares. In addition, as at the Latest Practicable Date, there were outstanding and remaining unexercised share options and unvested awards to subscribe for, and outstanding convertible notes convertible into, up to an aggregate of 219,491,880 shares. Except in respect of shares which are issuable upon full conversion of the outstanding convertible notes of the Company or issuable pursuant to the Option Plans, RSP, PSP and ESPP, no shares are reserved for issue by STATS ChipPAC as at the Latest Practicable Date.

Purely for illustrative purposes, on the basis of 2,014,574,554 shares in issue as at the Latest Practicable Date and assuming no further shares are issued, the purchase by STATS ChipPAC of 2.5% of its issued shares will result in the purchase or acquisition of 50,364,363 shares.

Assuming that STATS ChipPAC purchases or acquires the 50,364,363 shares at the Maximum Price of S$1.922 (approximately US$1.259) for one share (being the price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) equal to 105% of the highest independent bid or the last independent transaction price, whichever is the higher, quoted on the SGX-ST for the five consecutive market days on which the shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 50,364,363 shares is S$96,800,306 (approximately US$63,404,929). As at the Latest Practicable Date, the exchange rate used was US$1.00 to S$1.5267.

Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 2.5% of its issued shares (including shares represented by ADSs) as at the date on which the Share Purchase Mandate is renewed at the Annual General Meeting, the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 2.5% of its issued shares (including shares represented by ADSs). As set out above, the Company may purchase or acquire its own shares (including shares represented by ADSs) out of capital, as well as from its profits so long as the Company is solvent. With effect from January 30, 2006, all amounts standing to the credit of the Company’s share premium account and any amount standing to the credit of the Company’s capital redemption reserve has become part of the Company’s share capital and can be used for the purchase of its own shares.
As STATS ChipPAC does not have accumulated profits as at December 31, 2006, we have not provided the financial effects on STATS ChipPAC arising from purchases or acquisitions of shares made out of STATS ChipPAC’s profits.

7.3	Illustrative Financial Effects

The financial effects on the Group arising from purchases or acquisitions of shares which may be made pursuant to the Share Purchase Mandate will depend on, inter alia, the aggregate number of shares purchased or acquired, whether the purchase or acquisition is made out of capital or profits, and the consideration paid at the relevant time and whether the shares purchased or acquired are cancelled or held as treasury shares. The assumptions include the following:
(a)	the Share Purchase Mandate had been effective since the beginning of the financial year ended December 31, 2006 and STATS ChipPAC had purchased 50,364,363 shares as at that date.

(b)	for purposes of deriving the “Net Tangible Assets Per Share” and the “Basic and Diluted Earnings Per Share and ADS”, the 11,760,437 shares which were issued pursuant to the ESPP and the exercise of the share options between December 31, 2006 and the Latest Practicable Date, had been issued as at that date;

(c)	no issuance of shares from the exercise of share options after the Latest Practicable Date; and

(d)	the purchase consideration of S$96,800,306 (approximately US$63,404,929) had been funded from external borrowings at an effective interest rate of 6.52% per annum.
For illustrative purposes only and on the basis of the assumptions set out above, the financial effects of the:
(i)	acquisition of 50,364,363 shares by STATS ChipPAC pursuant to the Share Purchase Mandate by way of purchases made entirely out of capital and held as treasury shares; and

(ii)	acquisition of 50,364,363 shares by STATS ChipPAC pursuant to the Share Purchase Mandate by way of purchases made entirely out of capital and cancelled, based on the audited consolidated financial statements of STATS ChipPAC for the financial year ended December 31, 2006 would be as set out on the following pages:

(a)	Purchases made entirely out of capital and held as treasury shares

	Before	After
	Share Purchase	Share Purchase
	(In US$’000, except per share data and ratios)

Share Capital	1,847,002	1,847,002

Accumulated Other Comprehensive Loss	(7,714)	(7,714)

Accumulated Deficit	(593,138)	(597,063)

	1,246,150	1,242,225

Treasury Shares	—	(63,405)

Total Shareholders’ Equity	1,246,150	1,178,820

Net Tangible Assets	748,738	681,408

Current Assets	599,821	599,821

Current Liabilities	371,854	439,184

Total Borrowings	762,896	826,301

Cash and Cash Equivalents	171,457	171,457

Net Debt	591,439	654,844

Number of Shares (’000)	2,014,575	2,014,575	*

Financial Ratios

Net Tangible Assets per Share (US$)	0.37	0.35

Gross Debt Gearing (%)(i)	61.2	70.1

Net Debt Gearing (%)(ii)	47.5	55.6

Current Ratio (times)(iii)	1.61	1.37

Basic Earnings Per Share (US cents)	0.04	0.04

Diluted Earnings Per Share (US cents)	0.04	0.03

Basic Earnings Per ADS (US cents)	0.38	0.37

Diluted Earnings Per ADS (US cents)	0.35	0.34

*	Includes the 50,364,363 shares that are held as treasury shares and is computed based on 2,014,574,554 shares in issue as at the Latest Practicable Date.

Notes:

(i)	Gross Debt Gearing is equal to Total Borrowings divided by Total Shareholders’ Equity.

(ii)	Net Debt Gearing is equal to Total Borrowings (net of Cash and Cash Equivalents) divided by Total Shareholders’ Equity.

(iii)	Current Ratio is equal to Current Assets divided by Current Liabilities.

(b)	Purchases made entirely out of capital and cancelled

	Before	After
	Share Purchase	Share Purchase
	(In US$’000, except per share data and ratios)

Share Capital	1,847,002	1,783,597

Accumulated Other Comprehensive Loss	(7,714)	(7,714)

Accumulated Deficit	(593,138)	(597,063)

	1,246,150	1,178,820

Treasury Shares	—	—

Total Shareholders’ Equity	1,246,150	1,178,820

Net Tangible Assets	748,738	681,408

Current Assets	599,821	599,821

Current Liabilities	371,854	439,184

Total Borrowings	762,896	826,301

Cash and Cash Equivalents	171,457	171,457

Net Debt	591,439	654,844

Number of Shares (’000)	2,014,575	1,964,211	*

Financial Ratios

Net Tangible Assets per Share (US$)	0.37	0.35

Gross Debt Gearing (%)(i)	61.2	70.1

Net Debt Gearing (%)(ii)	47.5	55.6

Current Ratio (times)(iii)	1.61	1.37

Basic Earnings Per Share (US cents)	0.04	0.04

Diluted Earnings Per Share (US cents)	0.04	0.03

Basic Earnings Per ADS (US cents)	0.38	0.37

Diluted Earnings Per ADS (US cents)	0.35	0.34

*	Excludes the 50,364,363 shares cancelled and is computed based on 2,014,574,554 shares in issue as at the Latest Practicable Date.

Notes:

(i)	Gross Debt Gearing is equal to Total Borrowings divided by Total Shareholders’ Equity.

(ii)	Net Debt Gearing is equal to Total Borrowings (net of Cash and Cash Equivalents) divided by Total Shareholders’ Equity.

(iii)	Current Ratio is equal to Current Assets divided by Current Liabilities.

The financial effects set out above are for illustrative purposes only and based on the aforementioned assumptions. It is important to note that the above analysis is based on the historical numbers in respect of the financial year ended December 31, 2006 and is not necessarily indicative of future performances. Although the Share Purchase Mandate would authorise STATS ChipPAC to purchase or acquire up to 2.5% of the issued shares (including shares represented by ADSs), STATS ChipPAC may not necessarily purchase or acquire or be able to purchase or acquire the entire 2.5% of the issued shares (including shares represented by ADSs). In addition, STATS ChipPAC may cancel all or part of the shares repurchased or hold all or part of the shares repurchased in treasury.
8.	Shares Repurchased
8.1	Disclosure of total number of shares repurchased

STATS ChipPAC, as a foreign private issuer, is required to file an annual report on Form 20-F with the U.S. Securities and Exchange Commission, which requires disclosure, among other things, for each of the preceding twelve months during its most recently completed financial year, of the total number of shares repurchased as part of a publicly announced program and the maximum number (or approximate dollar value) of shares that may yet be purchased under the program.

8.2	Insider Trading Policy

STATS ChipPAC has an Insider Trading Policy (the “Insider Trading Policy”) which guides and assists the Company and its directors, officers and employees in the handling of corporate information and to prevent violations, whether inadvertent or otherwise, of the restrictions on insider trading under applicable laws and stock exchange rules. STATS ChipPAC will undertake any purchase or acquisition of shares pursuant to the Share Purchase Mandate in compliance with applicable insider trading laws and regulations.

8.3	Public Shareholders

As at January 31, 2007, approximately 51% of the issued shares are held by shareholders other than our substantial shareholders, Temasek Holdings (Private) Limited (“Temasek Holdings”) and FMR Corp., and our directors. Accordingly, based on public information available, STATS ChipPAC is of the view that there is a sufficient number of the shares in issue held by public shareholders which would permit STATS ChipPAC to undertake purchases or acquisitions of its issued shares (including shares represented by ADSs) through Market Purchases up to the full 2.5% limit pursuant to the Share Purchase Mandate without affecting the listing status of the shares on the SGX-ST, and that the number of shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity or to affect orderly trading. This may change however if the voluntary conditional cash offer (the “Offer”) by Temasek Holdings’ wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd, is successful. Accordingly, STATS ChipPAC will, prior to undertaking any purchases or acquisitions or its issued shares pursuant to the Share Purchase Mandate, take consideration of the circumstances existing at the relevant time.
9.	Take-over Implications. Appendix 2 of the Singapore Code on Take-overs and Mergers (the “Code”) contains the Share Buy-Back Guidance Note applicable as at the Latest Practicable Date. The take-over implications arising from any purchase or acquisition by STATS ChipPAC of its shares are set out below:
9.1	Obligation to make a Take-over Offer

If, as a result of any purchase or acquisition by STATS ChipPAC of its shares, a shareholder’s proportionate interest in the voting capital of STATS ChipPAC increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Code. If such increase results in a change of effective control, or, as a result of such increase, a shareholder or group of shareholders acting in concert obtains or consolidates effective control of STATS ChipPAC, such shareholder or group of shareholders acting in concert could become obliged to make a take-over offer for STATS ChipPAC under Rule 14 of the Code.

9.2	Persons Acting in Concert

Under the Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company.

Unless the contrary is established, the following persons will be presumed to be acting in concert:

(a)	a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts); and

(b)	a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other. For this purpose, a company is an associated company of another company if the second company owns or controls at least 20% but not more than 50% of the voting rights of the first-mentioned company.
The circumstances under which shareholders of STATS ChipPAC (including Directors of STATS ChipPAC) and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 after a purchase or acquisition of shares by STATS ChipPAC are set out in Appendix 2 of the Code.
9.3	Effect of Rule 14 and Appendix 2

In general terms, the effect of Rule 14 and Appendix 2 is that, unless exempted, Directors of STATS ChipPAC and persons acting in concert with them will incur an obligation to make a take-over offer for STATS ChipPAC under Rule 14 if, as a result of STATS ChipPAC purchasing or acquiring its shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or if the voting rights of such Directors and their concert parties fall between 30% and 50% of STATS ChipPAC’s voting rights, the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months.

Under Appendix 2, a shareholder not acting in concert with the Directors of STATS ChipPAC will not be required to make a take-over offer under Rule 14 if, as a result of STATS ChipPAC purchasing or acquiring its shares, the voting rights of such shareholder in STATS ChipPAC would increase to 30% or more, or, if such shareholder holds between 30% and 50% of STATS ChipPAC’s voting rights, the voting rights of such shareholder would increase by more than 1% in any period of six months. Such shareholder need not abstain from voting in respect of Resolution 6(i) authorising the Share Purchase Mandate.

Based on substantial shareholder notifications received by the STATS ChipPAC under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in the “Shareholdings and Share Trading” section of this Proxy Statement, none of the substantial shareholders of STATS ChipPAC would become obliged to make a take-over offer for STATS ChipPAC under Rule 14 of the Code as a result of the purchase by STATS ChipPAC of the maximum limit of 2.5% of its issued shares (including shares represented by ADSs) as at the Latest Practicable Date.
Shareholders are advised to consult their professional advisers and/or the Securities Industry Council at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any purchase or acquisition of shares (including shares represented by ADSs) by STATS ChipPAC.
The Board recommends a vote for the resolution set out under Proposal No. 7(h) as described above and in the Notice of the Annual General Meeting.
Other Business
The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

Directors and Senior Management
The following table sets forth the name, age (as at January 31, 2007) and position of each director and member of senior management. The business address of our directors and senior management is our principal executive office in Singapore.

Name	Age	Position

Board of Directors

Charles R. Wofford(1)(2)(3)(4)	73	Chairman of our Board to Directors

Lim Ming Seong(5)	59	Deputy Chairman of our Board of Directors

Tan Lay Koon	48	Director, President and Chief Executive Officer

Peter Seah Lim Huat(6)(7)	60	Director

Steven H. Hamblin(1)(8)(9)	58	Director

Richard J. Agnich(1)(7)(9)	63	Director

Robert W. Conn(1)(10)	64	Director

R. Douglas Norby(1)(11)	71	Director

Park Chong Sup(1)(10)	59	Director

Teng Cheong Kwee(1)(6)(8)(12)	53	Director

Tokumasa Yasui(1)(13)	62	Director

Senior Management

Wan Choong Hoe	53	Executive Vice President, Chief Operating Officer

Han Byung Joon	47	Executive Vice President, Chief Technology Officer

Scott J. Jewler	41	Executive Vice President, Chief Strategy Officer

Michael G. Potter	40	Senior Vice President, Chief Financial Officer

Ng Tiong Gee	44	Senior Vice President, Human Resources and Chief Information Officer

Janet T. Taylor	49	Senior Vice President, General Counsel

(1)	Determined by our Board of Directors to be independent under Rule 4200 of the Nasdaq Marketplace Rules.

(2)	Chairman of the Executive Committee.

(3)	Chairman of the Executive Resource & Compensation Committee.

(4)	Chairman of the Nominating and Corporate Governance Committee.

(5)	Chairman of the Budget Committee.

(6)	Member of the Executive Resource & Compensation Committee.

(7)	Member of the Nominating and Corporate Governance Committee.

(8)	Member of the Executive Committee.

(9)	Member of the Audit Committee.

(10)	Member of the Budget Committee.

(11)	Chairman of the Audit Committee.

(12)	Appointed as a director on October 1, 2006.

(13)	Appointed as a director on January 23, 2007.

Our Board of Directors held four meetings in person in 2006. The attendance by directors at Board meetings they were scheduled to attend was 100%.
Dr. Robert W. Conn, Mr. R. Douglas Norby and Dr. Park Chong Sup were nominated for election as our directors pursuant to the terms of the merger agreement governing our merger with ChipPAC and elected as our directors at our extraordinary shareholders’ meeting on August 4, 2004.
Other than with respect to these three persons, there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected. There are no family relationships among any of our directors, senior management or substantial shareholders. Mr. Peter Seah Lim Huat was an employee of Singapore Technologies Pte Ltd (“STPL”), the parent company of our controlling shareholder, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), until December 31, 2004, when all the assets of STPL were transferred to STPL’s parent, Temasek Holdings, pursuant to a restructuring exercise. Mr. Seah became a member of the Temasek Advisory Panel in January 2005. Mr. Lim Ming Seong was an employee of STPL until January 31, 2002 and immediately thereafter became a Corporate Advisor to STPL until February 2, 2004.
Mr. Tay Siew Choon has resigned from our Board with effect from April 30, 2006.
Board of Directors
Charles R. Wofford
Mr. Charles Richard Wofford has been a member of our Board of Directors since February 1998 and the Chairman of our Board of Directors since August 2002. Mr. Wofford was with Texas Instruments, Inc. for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, Chief Executive Officer and President of Farr Company from 1992 to 1995 and Executive Vice Chairman of FSI International from 1996 to 1998. He received his Bachelor of Arts degree from Texas Western College.
Lim Ming Seong
Mr. Lim Ming Seong has been the Deputy Chairman of our Board of Directors since June 1998. He is the Chairman of CSE Global Ltd, formerly known as CSE Systems & Engineering Ltd, and sits on the boards of StarHub Ltd and several other companies. Since joining STPL in December 1986, he has held various senior positions in the former Singapore Technologies group, including as Group Director of STPL until January 31, 2002. Prior to joining STPL, he was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Applied Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. He also participated in the Advanced Management Programs at INSEAD and Harvard University.
Tan Lay Koon
Mr. Tan Lay Koon has been our President and Chief Executive Officer and a member of our Board of Directors since June 2002. Mr. Tan joined us in May 2000 as our Chief Financial Officer. Prior to joining us, he was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Before that, he held various positions with the Government of Singapore, Times Publishing Limited and United Overseas Bank Limited in Singapore. Mr. Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan Scholar. He also has a Master of Business Administration (Distinction) from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.
Peter Seah Lim Huat
Mr. Peter Seah Lim Huat has been a member of our Board of Directors since July 2002. He has been a member of the Temasek Advisory Panel since January 1, 2005. He was, until December 31, 2004, the President and Chief Executive Officer of STPL and a member of its board of directors. He was a banker for the past 33 years, retiring as the Vice Chairman and Chief Executive Officer of Overseas Union Bank Limited in 2001. Mr. Seah is the Chairman of Singapore Computer Systems Limited, SembCorp Industries Ltd and Singapore Technologies Engineering Ltd and sits on the boards of CapitaLand Limited, Chartered Semiconductor Manufacturing Ltd (“Chartered”) and StarHub Ltd. His other appointments include being a member of S Rajaratnam School of International Studies, Vice President of the Singapore Chinese Chamber of Commerce and Industry and Honorary Treasurer of the Singapore Business Federation Council. Mr. Seah also serves on the board of the Government of Singapore Investment

Corporation. He was awarded the Public Service Star (Bintang Bakti Masyarakat) in 1999. Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration.
Steven H. Hamblin
Mr. Steven Hugh Hamblin has been a member of our Board of Directors since June 1998. Mr. Hamblin was with Compaq Computer Corporation from 1984 to 1996 and held various positions including, Managing Director of Compaq Asia Manufacturing, Vice President Asia/Pacific Division, Vice President and Financial Controller for Corporate Operations and Vice President of Systems Division Operations. He was with Texas Instruments for ten years before leaving as its Marketing Division Controller, Semiconductor Group, to join General Instrument, Microelectronics Division, New York in 1983 as its Group Financial Executive. Mr. Hamblin is also a board member of Chartered. He is a Certified Public Accountant. He received his Bachelor of Science in Civil Engineering from the University of Missouri and his Master of Science in Industrial Administration from Carnegie-Mellon University.
Richard J. Agnich
Mr. Richard J. Agnich has been a member of our Board of Directors since October 2001. He has 27 years of experience in the semiconductor industry. Mr. Agnich joined Texas Instruments in 1973 and held various positions, including that of Senior Vice President, Secretary and General Counsel. He is also a co-founder and is currently the Chair of Entrepreneurs Foundation of North Texas, and serves on the Board of Trustees of Austin College. Mr. Agnich received his B.A. in Economics from Stanford University and a Juris Doctor from the University of Texas School of Law.
Robert W. Conn
Dr. Robert W. Conn has been a member of our Board of Directors since August 2004. Dr. Conn was a member of the board of directors of ChipPAC, Inc. prior to the merger. Dr. Conn has been the Managing Director of Enterprise Partners Venture Capital since July 2002. Dr. Conn served as Dean of the Jacobs School of Engineering, University of California, San Diego, from 1994 to 2002. From 1980 to 1994, Dr. Conn served as Professor of Engineering and Applied Science at the University of California, Los Angeles (UCLA), where he was founding director of the Institute of Plasma and Fusion Research. Dr. Conn co-founded a semiconductor equipment company in 1986, Plasma & Materials Technologies, now Trikon Technologies, and was Chairman of the Board through 1993. Dr. Conn is a member of the U.S. National Academy of Engineering, and served in 1997 and 1998 as a member of the U.S. President’s Committee of Advisors on Science and Technology Panel on Energy R&D Policy for the 21st Century. As Managing Director of a venture capital firm, Dr. Conn serves as a director of eleven private companies: NEXX Systems, Inc., Pivotal Systems, Inc., Nuelight Inc., 3Leaf Networks, Inc., Quorum Systems, Inc., Tarari Systems, Inc., Calient Networks, Inc., Hammerhead Systems, Inc., Novera Optics, Inc., Scoperta, Inc. and Quartics, Inc.. He is a member of one other public company board, Intersil Corporation, and serves on Intersil’s audit committee. Dr. Conn received his Bachelor of Science in Chemical Engineering and Physics from the Pratt Institute. He received a Masters of Science in Mechanical Engineering and a Ph.D in Engineering Science from the California Institute of Technology.
R. Douglas Norby
Mr. R. Douglas Norby has been a member of our Board of Directors since August 2004. Mr. Norby was a member of the board of directors of ChipPAC, Inc. prior to the merger. He was Senior Vice President and Chief Financial Officer of Tessera Technologies, Inc. from July 2003 to January 2006. Mr. Norby worked as a consultant for Tessera Technologies, Inc. from May to July 2003. Mr. Norby was Senior Vice President and Chief Financial Officer of Zambeel, Inc. from March 2002 to February 2003. From December 2000 to March 2002, Mr. Norby was Senior Vice President and Chief Financial Officer of Novalux, Inc., and from 1996 to 2000, he was Executive Vice President and Chief Financial Officer of LSI Logic Corporation. Mr. Norby is a director of LSI Logic Corporation, Alexion Pharmaceuticals, Inc., Neterion, Inc., Magnachip Semiconductor Ltd. and Nexx Systems, Inc., and serves as the Chairman of Alexion’s, Neterion’s, Magnachip’s and Nexx’s audit committee. He received his B.A. in Economics from Harvard University and M.B.A. from Harvard Business School.
Park Chong Sup
Dr. Park Chong Sup has been a member of our Board of Directors since August 2004. Dr. Park was a member of the board of directors of ChipPAC, Inc. prior to the merger. Dr. Park has been the Chairman and Chief Executive Officer of Maxtor Corporation from November 2004 to May 2006. Dr. Park served as Investment Partner and Senior

Advisor at H&Q Asia Pacific from April 2004 until September 2004, and as Managing Director from November 2002 until March 2004. Dr. Park served as the Chairman and Chief Executive Officer of Hynix Semiconductor Inc. (formerly Hyundai Electronics Industries Co. Ltd.) from April 2000 to May 2002. He served as President and Chief Executive Officer of Hyundai Electronics America, Inc. from September 1996 to October 1999 and Chairman from November 1999 to May 2002. Dr. Park is a director of Smart Modular Technologies, Inc., A-Max Technology Ltd., Seagate Technology and Ballard Power Systems, Inc. Dr. Park holds a B.A. in Management from Yonsei University, an M.A. in Management from Seoul National University, an M.B.A. from the University of Chicago and a Doctorate in Management from Nova Southeastern University.
Teng Cheong Kwee
Mr. Teng Cheong Kwee has been a member of our Board of Directors since October 2006. He was previously a member of our Board from January 2001 to August 2004 and was appointed a member and Chairman of our Audit Committee in January 2001 and January 2003, respectively. Mr. Teng was the Head of Risk Management & Regulatory Division of the Singapore Exchange Limited and has held various positions in regulatory and financial institutions including the Monetary Authority of Singapore. Mr. Teng has more than 20 years of experience in the finance industry. He is also a non-executive Director of several other companies listed on the SGX-ST. Mr. Teng received his Bachelor of Engineering (Industrial) (First Class Honors) and Bachelor of Commerce from the University of Newcastle, Australia.
Tokumasa Yasui
Mr. Tokumasa Yasui has been a member of our Board of Directors since January 2007. Mr. Yasui is currently Special Advisor to the President of Renesas Solutions Corp., a subsidiary of Renesas Technology Corp., a joint venture between Hitachi Ltd. and Mitsubishi Ltd. Prior to that, he was a Managing Director of Renesas Semiconductor (Malaysia) Sdn. Bhd. He has also held various senior management positions with Hitachi Ltd. where he last served as Group Executive of the Semiconductor Division. He has also served as Executive Vice President of Elpida Memory, Inc., which started as a joint venture between Hitachi Ltd. and NEC Corp. Mr. Yasui holds a Bachelor of Engineering and a Master of Engineering in Electrical Engineering from Kyoto University.
Committees of our Board of Directors
Audit Committee
The Audit Committee currently consists of three members, all of whom are non-executive directors and determined by our Board of Directors to be independent under the Nasdaq Marketplace Rules. The current members of the Audit Committee are Mr. R. Douglas Norby (Chairman), Mr. Steven H. Hamblin and Mr. Richard J. Agnich. In January 2007, Mr. Richard J. Agnich resigned as Chairman of the Audit Committee and Mr. R. Douglas Norby was appointed Chairman. The Audit Committee serves as an independent and objective party to review the integrity and reliability of the financial information presented by management to shareholders, regulators and the general public. It oversees the establishment, documentation, maintenance and periodic evaluation of the system of our internal controls and is responsible for the appointment, compensation, independence, retention, termination and oversight of the work of our external auditors. The Audit Committee also reviews and evaluates the performance and policies of our internal audit function and of its external auditors. Under Singapore law, only board members of a company may serve on its Audit Committee.
The Audit Committee held five meetings in 2006.
Executive Resource & Compensation Committee
The current members of the Executive Resource & Compensation Committee are Mr. Charles R. Wofford (Chairman), Mr. Peter Seah Lim Huat and Mr. Teng Cheong Kwee. In January 2007, Mr. Steven H. Hamblin resigned as a member of the Executive Resource & Compensation Committee and Mr. Teng Cheong Kwee was appointed as a member.
The Executive Resource & Compensation Committee oversees the development of leadership and management talent in our Company, ensures that we have appropriate remuneration policies and designs competitive compensation packages with a focus on long-term sustainability of business and long-term shareholders’ return.

With effect from January 16, 2006, we have been relying on the exemption provided by Nasdaq to permit foreign private issuers to follow home country corporate governance practices in lieu of Nasdaq Marketplace Rule 4350(c)(3). Accordingly, in lieu of Nasdaq Marketplace Rule 4350(c)(3) that requires the compensation of the chief executive officer and all other executive officers of a Nasdaq-listed company to be determined, or recommended to our Board of Directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors, we follow the following practice which is consistent with the Singapore code of corporate governance:
•	The Executive Resource & Compensation Committee is comprised entirely of non-executive directors, the majority of whom, including the Chairman, qualify as independent directors under the Nasdaq Marketplace Rules and the Singapore code of corporate governance. Mr. Peter Seah Lim Huat does not qualify as an independent director under the Nasdaq Marketplace Rules or the Singapore code of corporate governance.
•	The Executive Resource & Compensation Committee is responsible for reviewing, considering and approving the compensation policies, incentive programs, specific compensation (including each award and total proposed awards under each equity based plan) of each Executive Vice President, Senior Vice President and Vice President who reports directly to the Chief Executive Officer. The Executive Resource & Compensation Committee has delegated to the Chief Executive Officer the power to approve awards to employees at the job level of Vice President and below who do not report directly to the Chief Executive Officer. The Executive Resource & Compensation Committee also reviews and approves all our option plans, share plans and other equity based plans.
In January 2007, our Board adopted a new charter for our Executive Resource & Compensation Committee which became effective on January 24, 2007. Our Board has resolved, with effect from January 24, 2007, to delegate to the Executive Resource & Compensation Committee the power to review, vary (if necessary) and approve the entire specific remuneration package and service contract terms for key management executives of the Company at the job level of Executive Vice President, Senior Vice President and Vice President who reports directly to the Chief Executive Officer as well as the Chief Executive Officer.
Previously, the Executive Resource & Compensation Committee would approve the entire specific remuneration package and service contract terms for management executives of the Company at the job level of Vice President and above.
Specifically, the duties and responsibilities of the Executive Resource & Compensation Committee include the following:
•	Consider, review, vary and approve our Company’s policy for determining executive remuneration including the remuneration policy with regard to Executive Vice Presidents, Senior Vice Presidents and Vice Presidents who reports directly to the Chief Executive Officer;
•	Consider, review, vary and approve the entire specific remuneration package and service contract terms for each Executive Vice President, Senior Vice President and Vice President who reports directly to the Chief Executive Officer;
•	Review and approve all our option plans, stock plans and other equity based plans; and
•	Approve the remuneration framework, including director’s fees for our non-executive directors.
The Executive Resource & Compensation Committee held six meetings in 2006.
Budget Committee
The Budget Committee currently consists of Mr. Lim Ming Seong (Chairman), Dr. Park Chong Sup and Dr. Robert W. Conn. In April 2006, Mr. Tay Siew Choon, who was then a member of the Budget Committee, resigned as a member of the Board of Directors and in January 2007, Dr. Robert W. Conn was appointed as a member. The Budget Committee meets with our senior management to review our annual budget and to review our quarterly financial performance in relation to our budget.
The Budget Committee held four meetings in 2006.
Executive Committee
The Executive Committee currently consists of Mr. Charles R. Wofford (Chairman), Mr. Steven H. Hamblin and Mr. Teng Cheong Kwee. In April 2006, Mr. Tay Siew Choon, who was then a member of the Executive Committee, resigned as a member of the Board of Directors and in October 2006, Mr. Peter Seah Lim Huat was appointed as a member. In January 2007, Mr. Peter Seah Lim Huat resigned as a member of the Executive Committee and Mr.

Teng Cheong Kwee was appointed as a member. The main objective of the Executive Committee is to enable our Board to delegate some of its powers and functions regarding the governing of our affairs and the affairs of our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board.
The Executive Committee held four meetings in 2006.
Nominating and Corporate Governance Committee
The current members of the Nominating and Corporate Governance Committee are Mr. Charles R. Wofford (Chairman), Mr. Peter Seah Lim Huat and Mr. Richard J. Agnich.
The Nominating and Corporate Governance Committee’s responsibilities include identifying suitable candidates for appointment to our Board, with a view to ensuring that the individuals comprising our Board can contribute in the relevant strategic areas of our business and are able to discharge their responsibilities as directors having regard to the law and high standards of governance.
With effect from January 16, 2006, we have been relying on the exemption provided by Nasdaq to permit foreign private issuers to follow home country corporate governance practices in lieu of Nasdaq Marketplace Rule 4350(c)(3). Accordingly, in lieu of Nasdaq Marketplace Rule 4350(c)(3) that requires director nominees to be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors, we follow the following practice which is consistent with the Singapore code of corporate governance:
•	The Nominating and Corporate Governance Committee comprises not less than three members, the majority of whom, including the Chairman, qualify as independent directors under the Nasdaq Marketplace Rules and the Singapore code of corporate governance. Mr. Seah does not qualify as an independent director under the Nasdaq Marketplace Rules or the Singapore code of corporate governance.
•	The Nominating and Corporate Governance Committee’s duties and responsibilities include the following:
(i)	the identification of qualified candidates to become Board members;

(ii)	the selection of nominees for election as directors at the next annual meeting of shareholders (or extraordinary general meeting of shareholders at which directors are to be elected);

(iii)	the selection of candidates to fill any vacancies on our Board;

(iv)	the development and recommendation to our Board of a set of corporate governance guidelines and principles applicable to our Company (being our Code of Business Conduct and Ethics); and

(v)	oversight of the evaluation of our Board and Board committees.
The Nominating and Corporate Governance Committee held three meetings in 2006.
Senior Management
Wan Choong Hoe
Mr. Wan Choong Hoe joined us as Chief Operating Officer in September 2004. Mr. Wan was previously Vice President and Managing Director responsible for Singapore and China operations for National Semiconductor Manufacturer Singapore Pte. Ltd. (National Semiconductor), a position he held since 2000. From 1994 to 2000, Mr. Wan served as National Semiconductor’s Vice President and Managing Director responsible for Singapore and previously held positions as Director of Operations and Director of QRA/Logistics. Prior to joining National Semiconductor in 1986, Mr. Wan held various positions at Texas Instruments Singapore Pte. Ltd. and from 1997 to 2001, served as Chairman of the Gintic Research Institute Management Board. Mr. Wan holds a Bachelor of Electrical and Electronics Engineering from the University of Singapore.
Han Byung Joon
Dr. Han Byung Joon joined us as our Chief Technology Officer in December 1999. Prior to joining us, Dr. Han was Director of Product Development at Anam Semiconductor, Inc. and, prior to that, held various engineering positions with IBM and AT&T Bell Labs in Murray Hill, New Jersey. He is credited with the invention of several wafer and chip-scale semiconductor packaging technologies patented today. Dr. Han received his Doctorate in Chemical Engineering from Columbia University, New York, in 1988.

Scott J. Jewler
Mr. Scott J. Jewler joined us as our Chief Strategy Officer in August 2004. Prior to joining us, Mr. Jewler held various executive positions at Amkor Technology, Inc., including President of Amkor Technology Taiwan and Senior Vice President, Assembly Business Unit. Before that, he held various manufacturing operations positions at Mitsubishi Semiconductor America, Inc. Mr. Jewler holds five U.S. patents in the area of integrated circuit packaging. Mr. Jewler graduated from Clemson University with a Bachelor of Science degree in Mechanical Engineering.
Michael G. Potter
Mr. Michael G. Potter was appointed Chief Financial Officer in August 2004. Mr. Potter was Acting Chief Financial Officer of ChipPAC, Inc. prior to the merger, a position he had held since April 2004. Prior to that time, he served as Corporate Controller of ChipPAC, Inc. from October 2000 through April 2004. Prior to joining ChipPAC, Inc., Mr. Potter held several executive positions at Honeywell Inc., including serving as Controller for a Strategic Business Unit of Honeywell. Mr. Potter started his career at KPMG Peat Marwick. Mr. Potter holds a Bachelor of Commerce degree, Accounting, from Concordia University and a Graduate Diploma of Public Accountancy from McGill University. He is also a chartered accountant.
Ng Tiong Gee
Mr. Ng Tiong Gee was appointed Chief Information Officer in May 2001 and Senior Vice President of Human Resources in February 2007. Mr. Ng was previously the Chief Information Officer of Gateway Singapore, heading the technology multinational’s IT activities in Asia Pacific. Prior to that, he spent over six years with Siemens Components (now known as Infineon Technologies Asia Pacific) where he last served as Director of Information Systems and Services. Between 1988 and 1992, he held various key engineering positions at Digital Equipment Singapore, now part of Hewlett Packard. Mr. Ng graduated with a Bachelor of Mechanical Engineering with honors from the National University of Singapore in 1987. He also holds a Master’s Degree in Science (computer integrated manufacturing) and Business Administration from the Nanyang Technological University in Singapore.
Janet T. Taylor
Ms. Janet T. Taylor joined us as General Counsel in June 2005. Prior to joining our Company, Ms. Taylor practiced as a Foreign Legal Consultant at the law firm of Kartini Muljadi & Rekan in Indonesia. Ms. Taylor was counsel in the U.S. Securities Practice Group of Sidley Austin Brown & Wood’s Singapore office from 2000 to 2002 and prior to that, a partner in the U.S. Securities Practice Group of Baker & McKenzie’s Singapore office. In 1999, she joined the U.S. Securities Practice Group of Norton Rose’s London office until she returned to Singapore in 2000. In 1993, she joined LeBoeuf, Lamb Greene & MacRae’s New York office until 1996 when she joined Baker & McKenzie’s New York office and subsequently worked in Baker & McKenzie’s Singapore and London offices. Ms. Taylor began her legal career in 1989 at Debevoise & Plimpton in New York. Ms. Taylor was admitted to the New York Bar in 1990. She holds a Juris Doctor from Harvard Law School, a Bachelor of Arts degree (History) from the University of Texas and a Bachelor of Business Administration degree (Accounting) from Sam Houston State University.

Compensation of Directors and Senior Management
The following table sets forth the aggregate amount of compensation including bonus paid or proposed to be paid for all of our directors and senior management with respect to services rendered in 2006.

	Executive	Non executive
	Director	Directors(1)	Total(2) (3)
	(In US$)	(In US$)	(In US$)

Charles R. Wofford		129,790	129,790

Lim Ming Seong		58,420	58,420

Tan Lay Koon	1,417,373		1,417,373

Peter Seah Lim Huat		50,040	50,040

Tay Siew Choon(4)		16,340	16,340

Steven H. Hamblin		81,790	81,790

Richard J. Agnich		65,790	65,790

R. Douglas Norby		52,000	52,000

Robert W. Conn		50,000	50,000

Park Chong Sup		51,000	51,000

Teng Cheong Kwee(5)		8,500	8,500

Senior management (excluding our Executive Director) as a group			3,116,683

	1,417,373	563,670	5,097,726

(1)	We will seek approval at our annual general meeting in 2007 for the payment of directors’ fees of approximately US$563,670 for 2006.

(2)	Does not include compensation given in the form of share options. For more information on share options granted to our directors, see the “Share Ownership for Directors and Senior Management” section of this Proxy Statement.

(3)	Includes US$283,498 representing payment of one-third of the notional Economic Value Added (EVA) bank account. See discussion below.

(4)	Resigned as a director on April 30, 2006.

(5)	Appointed as a director on October 1, 2006.
As of January 31, 2007, we have eleven directors on our Board. Our executive director does not receive any directors’ fees. Our non-executive directors are paid directors’ fees. Our non-executive directors are also reimbursed for reasonable expenses they incur in attending meetings of the Board and its committees and company-sponsored training from time to time. They may receive compensation for performing additional or special duties at the request of the Board. Our directors’ fees for 2006 will be submitted for approval by our shareholders at our annual general meeting to be held in April 2007.
We have provided to our directors and officers customary directors and officers liability insurance cover.
We obtained shareholders’ approval to adopt a revised compensation scheme, including a share repurchase program within specified mandates relating to maximum repurchase price, volume, timing and manner of repurchases, at our last annual general meeting of shareholders held in April 2006. We intend to effect such repurchases in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended (“Exchange Act”). The revised compensation scheme, among other things, allows us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) for our employee share plans.
Our overall compensation scheme continues to include a short-term (annual) cash incentive plan to reward our senior executives and other eligible employees for their performance and contributions. The short-term incentive plan is funded by a pool of monies that we set aside based on a predetermined aggregate percentage of payroll.

Payment in 2007 with respect to services rendered in 2006 is dependant on the level of achievement against corporate financial targets as well as plant and functional goals. Each participant has a bonus target as a percentage of base salary.
In addition to the short-term incentive plan, the directors and senior executives and other designated employees are also eligible to participate in a restricted share plan. Further, Mr. Tan Lay Koon and a limited group of the senior employees are also eligible to participate in a performance share plan. See the “Employees’ Share Ownership Schemes” section of this Proxy Statement.
Finally, Mr. Tan Lay Koon and a very limited group of the most senior executives are eligible to participate in a modified long-term cash incentive plan based on measuring EVA. EVA improvement year over year funds a group EVA pool. If the group EVA pool has a net positive balance in a given year, individual EVA bonuses would be distributed (one-third paid to the participant and two-thirds held in an individual EVA bank account for each of the participants).
The group incentive EVA pool is derived from the annual wage increments of the participants and a sharing of the positive EVA and the change in EVA over the preceding year (which can result in a negative incentive pool if the change in EVA is significantly negative). The amount allocated to the individuals from this pool is based on the collective achievement of the corporate goals, achievement of individual performance targets as well as his or her scoring on corporate values. Each eligible senior executive has his or her own notional EVA bank account. The bonus earned each year is added to his or her notional EVA bank account, and payment is made only when there was a positive EVA bank balance in the notional EVA bank account. This incentive plan with regard to EVA was suspended for the year 2005 while our compensation plan was then under review.
We do not provide any post-retirement benefits, other than pursuant to the plans required or permitted by local regulations and described below.
Under the Labor Standards Law of South Korea, employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd., based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of the balance sheet date. The expense for severance benefits for the period August 5, 2004 to December 31, 2004, and for 2005 and 2006 were approximately US$1.8 million, US$6.3 million and US$9.1 million, respectively.
Under the National Pension Act of South Korea, STATS ChipPAC Korea Ltd. is required to contribute a certain percentage for pension based on the employees’ salary to the Korean National Pension Fund. The expense for the pension benefits for the period August 5, 2004 to December 31, 2004, and for 2005 and 2006 were approximately US$0.7 million, US$2.1 million and US$2.8 million, respectively.
Under Singapore law, we make monthly contributions based on the statutory funding requirement into a Central Provident Fund for substantially all of our Singapore employees who are Singapore citizens and Singapore permanent residents. The aggregate expenses under this plan were US$4.6 million for 2004, US$4.8 million for 2005 and US$5.3 million for 2006.
Under Chinese law and Shanghai municipal government regulations, we make monthly contributions based on the statutory funding requirement into the Pension Fund Center and Provident Fund Center of Shanghai for all of our Chinese employees. From August 5, 2004 to December 31, 2004, and for 2005 and 2006, the aggregate expenses under this plan were US$1.2 million, US$1.8 million and US$2.2 million, respectively.
Under Malaysian law, we make monthly contributions based on statutory requirements to the Employee Provident Fund for all employees except for contract and foreign workers. STATS ChipPAC Malaysia Sdn Bhd’s total expenses under this plan for the period August 5, 2004 to December 31, 2004, and for 2005 and 2006 were approximately US$0.7 million, US$1.9 million and US$2.0 million, respectively. Employees with more than 20 years of service with STATSChipPAC Malaysia Sdn Bhd are entitled to a single sum payment of US$2,600 upon their mandatory retirement from their employment at age 55 years. We paid US$5,300, US$21,200 and US$51,600 for such retirement payments for the period August 5, 2004 to December 31, 2004, and for 2005 and 2006, respectively. Accrued gratuity benefits for eligible employees are adjusted annually.
STATS ChipPAC, Inc. and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where the Company matches 50% of employee contributions up to 6% of eligible employee compensation. The Company’s matching contributions under the 401(k) plan were US$320,000, US$395,000 and US$457,000 in 2004, 2005 and 2006, respectively. The matching contributions are accrued monthly and adjusted when the actual amounts are calculated. The expenses relating to the plan are US$15 per person per quarter and are accrued on a monthly basis. Returns on the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.
Winstek operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. Winstek revised its contribution in 2006 from 2% to 6% of eligible wages and salaries on a monthly basis to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, Winstek actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. Winstek is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As at December 31, 2006, there was no shortfall in the plan’s assets. Total pension plan expenses in 2004, 2005 and 2006 were approximately US$76,000, US$55,000 and US$5,000, respectively.
Share Ownership for Directors and Senior Management
Based on an aggregate of 2,003,007,258 ordinary shares outstanding as of January 31, 2007, each of our directors and senior management officers had a beneficial ownership of less than 1% of our outstanding ordinary shares, including ordinary shares held directly or in the form of ADSs and share options granted as of such date.
Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.
All our ordinary shares have identical rights in all respects and rank equally with one another.

Share Options for Directors
The following table contains information pertaining to share options held by our directors as of January 31, 2007.

	Number of Ordinary Shares	Per Share	Exercisable Period
	Issuable on Exercise of	Exercise
	Option	Price (S$)

Charles R. Wofford	70,000	2.885	04/29/2003 to 04/28/2007
	100,000	1.99	08/06/2004 to 08/05/2008
	50,000	1.91	02/17/2005 to 02/16/2009
	50,000(1)	1.06	08/11/2005 to 08/10/2009
	57,500(1)	1.01	05/03/2006 to 05/02/2010
	57,500(1)	0.925	10/31/2006 to 10/30/2010
	60,000(1)	1.08	05/29/2007 to 05/28/2011

Lim Ming Seong	200,000	1.592	04/24/2002 to 04/23/2011
	70,000	2.885	04/29/2003 to 04/28/2007
	70,000	1.99	08/06/2004 to 08/05/2008
	35,000	1.91	02/17/2005 to 02/16/2009
	35,000	1.06	08/11/2005 to 08/10/2009
	42,500	1.01	05/03/2006 to 05/02/2010
	42,500	0.925	10/31/2006 to 10/30/2010
	45,000	1.08	05/29/2007 to 05/28/2011

Tan Lay Koon	500,000	6.93	04/20/2001 to 04/19/2010
	700,000	2.826	10/19/2001 to 10/18/2010
	449,000	1.592	04/24/2002 to 04/23/2011
	325,000	2.885	04/29/2003 to 04/28/2012
	2,000,000	2.2	06/26/2003 to 06/25/2012
	700,000	1.99	08/06/2004 to 08/05/2013
	500,000	1.91	02/17/2005 to 02/16/2014
	500,000	1.06	08/11/2005 to 08/10/2014
	600,000	1.01	05/03/2006 to 05/02/2015
	600,000	0.925	10/31/2006 to 10/30/2015
	700,000	1.08	11/29/2006 to 05/28/2013

Peter Seah Lim Huat	70,000	1.99	08/06/2004 to 08/05/2013
	35,000	1.91	02/17/2005 to 02/16/2014
	35,000	1.06	08/11/2005 to 08/10/2014
	40,000	1.01	05/03/2006 to 05/02/2010
	40,000	0.925	10/31/2006 to 10/30/2010

	Number of Ordinary Shares	Per Share	Exercisable Period
	Issuable on Exercise of	Exercise
	Option	Price (S$)

	45,000	1.08	05/29/2007 to 05/28/2011
Steven H. Hamblin	70,000	2.885	04/29/2003 to 04/28/2007
	70,000	1.99	08/06/2004 to 08/05/2008
	35,000	1.91	02/17/2005 to 02/16/2009
	35,000(1)	1.06	08/11/2005 to 08/10/2009
	37,500(1)	1.01	05/03/2006 to 05/02/2010
	37,500(1)	0.925	10/31/2006 to 10/30/2010
	45,000(1)	1.08	05/29/2007 to 05/28/2011

Richard J. Agnich	50,000	2.885	04/29/2003 to 04/28/2007
	50,000	1.99	08/06/2004 to 08/05/2008
	25,000	1.91	02/17/2005 to 02/16/2009
	25,000(1)	1.06	08/11/2005 to 08/10/2009
	42,500(1)	1.01	05/03/2006 to 05/02/2010
	42,500(1)	0.925	10/31/2006 to 10/30/2010
	45,000(1)	1.08	05/29/2007 to 05/28/2011

Robert W. Conn	174,000(2)	1.88	04/15/2003 to 08/04/2009
	130,500(2)	1.36	02/05/2005 to 08/04/2009
	37,500(1)	1.01	05/03/2006 to 05/02/2010
	37,500(1)	0.925	10/31/2006 to 10/30/2010
	40,000(1)	1.08	05/29/2007 to 05/28/2011

R. Douglas Norby	174,000(2)	1.88	04/15/2003 to 08/04/2009
	130,500(2)	0.50	03/17/2004 to 08/04/2009
	130,500(2)	1.36	02/05/2005 to 08/04/2009
	37,500(1)	1.01	05/03/2006 to 05/02/2010
	37,500(1)	0.925	10/31/2006 to 10/30/2010
	45,000(1)	1.08	05/29/2007 to 05/28/2011

Park Chong Sup	130,500(2)	1.57	10/20/2001 to 08/04/2009
	43,500(2)	0.38	09/27/2002 to 08/04/2009
	130,500(2)	0.50	03/17/2004 to 08/04/2009
	130,500(2)	1.36	02/05/2005 to 08/04/2009
	37,500(1)	1.01	05/03/2006 to 05/02/2010
	37,500(1)	0.925	10/31/2006 to 10/30/2010

	Number of Ordinary Shares	Per Share	Exercisable Period
	Issuable on Exercise of	Exercise
	Option	Price (S$)

	40,000(1)	1.08	05/29/2007 to 05/28/2011
Teng Cheong Kwee (3)	50,000	2.885	04/29/2003 to 04/28/2007
	70,000	1.99	08/06/2004 to 08/05/2008
	35,000	1.91	02/17/2005 to 02/16/2009

(1)	The exercise prices for these options are denominated in U.S. dollars and are presented here in Singapore dollars for comparability purposes using the exchange rate based on the Bloomberg Close Quote on the respective dates of grant.

(2)	The exercise prices for these options are denominated in U.S. dollars and presented here in Singapore dollars for comparability purposes using the exchange rate based on Bloomberg Close Quote on August 5, 2004 of S$1.7214 per US$1.00.

(3)	Appointed as a director on October 1, 2006.
Employees’ Share Ownership Scheme
In 2006, we engaged an outside consultant to advise us on our overall compensation scheme. As part of our re-evaluation of our overall compensation scheme, we adopted the STATS ChipPAC Ltd. Restricted Share Plan and the STATS ChipPAC Ltd. Performance Share Plan described below as well as amended the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 and the STATS ChipPAC Ltd. Share Option Plan (as defined earlier in this Proxy Statement, the Share Option Plan) as described below.
The Share Option Plan has been phased out as of December 2006 and replaced by longer term incentives in the form of restricted shares to be granted pursuant to the RSP. One-half of the share based compensation in 2006 was granted pursuant to the Share Option Plan and the other half was granted pursuant to the RSP. Grants of restricted shares are based on our Company’s performance against the prior year’s financial goals and grant targets based on job level. Vesting is over a three-year period from date of grant.
Further, Mr. Tan Lay Koon and a limited group of senior employees will be eligible to participate in the PSP. Under the PSP, fully vested shares would be granted based on grant targets for each eligible participant that are determined according to our Company’s achievement of specified three-year performance goals.
Effective January 30, 2006, the Companies Act was amended pursuant to the Companies Amendment Act, as a result of which a Singapore company can repurchase shares out of its capital, as well as from distributable profits and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being required to be cancelled. In light of these amendments, at our annual shareholders’ meeting in April 2006, we obtained shareholders’ approval to repurchase up to approximately 50 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting) to allow us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) under our equity incentive plans. The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. As of December 31, 2006, we have not repurchased any shares. We intend to seek renewal of the shareholders’ mandate in our next annual general meeting in April 2007.
Equity Incentive Plans
STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan (as defined earlier in this Proxy Statement, the “Substitute Option Plan”) and STATS ChipPAC Ltd. Substitute Equity Incentive Plan (as defined earlier in this Proxy Statement, the “Substitute EIP”) (collectively, the “Substitute Plans”). In connection with the merger between STATS and ChipPAC, we adopted the Substitute Plans to enable substitute options to be granted to holders of options granted under the ChipPAC 1999 Stock Purchase and Option Plan and the ChipPAC 2000 Equity Incentive Plan.

The number of our ordinary shares that may be issued under the Substitute Option Plan and the Substitute EIP, may not exceed, in the aggregate, 7 million and 73 million ordinary shares, respectively.
STATS ChipPAC Ltd. Share Option Plan, as amended. Effective May 28, 1999, we adopted the ST Assembly Test Services Ltd Share Option Plan 1999 (“STATS 1999 option plan”). The STATS 1999 option plan was amended from time to time to accomplish various varying objectives, including among other purposes, to comply with changes in applicable laws and to bring the plan in line with current market practices. In connection with the consummation of the merger and, in light of the significant increase in the number of our employees, our shareholders approved an amendment to the STATS 1999 option plan, effective as of August 5, 2004, to increase the maximum number of ordinary shares issuable under the plan and the issuance of new ordinary shares upon the exercise of options granted under the plan. The STATS 1999 option plan was re-named the STATS ChipPAC Ltd. Share Option Plan.
The purpose of the Share Option Plan is to offer selected individuals an opportunity to acquire or increase an ownership interest in us through the grant of options to purchase our ordinary shares. Options granted under the Share Option Plan may be either nonqualified options or incentive stock options (“ISO”) intended to qualify under Section 422 of the United States Internal Revenue Code of 1986, as amended (Internal Revenue Code).
In April 2006, the shareholders approved the resolution to limit the aggregate number of ordinary shares that may be issued under the Option Plans to no more than 198 million ordinary shares (subject to anti-dilution adjustment pursuant to the plan), including 80 million ordinary shares that may be issued under the Substitute Plans. To the extent any options under the Share Option Plan or the Substitute Plans expire unexercised or are otherwise cancelled or otherwise terminated, the ordinary shares allocable to such options will again be available for grant.
The Option Plans are administered by the Executive Resource and Compensation Committee. Employees, directors and consultants are eligible for the grant of options subject to certain exceptions as provided in the plan.
The exercise price of an ISO must not be less than 100% of the fair market value of our ordinary share on the date of grant. However, an individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares is not eligible to be granted ISOs unless (i) the exercise price of the ISO is at least 110% of the fair market value of the shares on the date of grant and (ii) such ISO by its terms is not exercisable after the expiration of five years from the date of grant.
The options typically vest over a four-year period. The term of an option granted to an employee may not, prior to the amendments to the plan adopted in April 2006, exceed 10 years from the date of grant, and pursuant to the amendments to the plan adopted in April 2006, exceed seven years from the date of grant. The term of an option granted to a non-employee may not exceed five years from the date of grant.
In 2006, we granted to our directors, officers and employees options to purchase an aggregate of 16,498,100 ordinary shares under the Share Option Plan.
As of January 31, 2007, options (under the Share Option Plan and the Substitute Plans combined) to purchase an aggregate of 114,932,062 ordinary shares were outstanding, out of which options to purchase 22,767,300 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of these options range from April 2007 to December 2015.
STATS ChipPAC Ltd. Employee Share Purchase Plan 2004
In August 2004, our Company adopted the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (as defined earlier in this Proxy Statement, the ESPP) to provide our employees with the opportunity to purchase our ordinary shares in order to encourage broad employee ownership, encourage employees to remain in our employ, enhance the ability to attract new employees by providing an opportunity to acquire a vested interest in our success and provide a performance incentive to our employees.
The ESPP is administered by the Executive Resource and Compensation Committee. Employees of our Company and designated subsidiaries are eligible to participant in the plan.
Prior to the amendments to the ESPP adopted in 2006, substantially all employees could purchase our Company’s ordinary shares at a price equal to 85% of the lower of the fair market value at the beginning or the end of specified six-month purchase periods. Share purchases are limited to 15% of an employee’s eligible compensation.
In April 2006, changes to the terms of the ESPP were approved by the shareholders. We eliminated the provision that the purchase price of the shares to be purchased under the ESPP be determined by reference to the lower of the fair market value at the beginning or the end of the specified purchase period and instead provided that the purchase price be determined by reference to the fair market value of the shares based on the quoted market price on the date of the purchase, or, if the shares are acquired through an open market purchase, the price actually paid for the shares. Further, instead of providing for a 15% discount on the purchase price, our Company may match up to 20% of the contributions of the ESPP participants by transferring or issuing shares or providing cash contribution for the purchase of shares. As a result of these changes, the ESPP no longer qualifies under Section 423 of the Internal Revenue Code.
In addition, in 2006, the maximum aggregate of ordinary shares that may be issued under the ESPP was revised from 130 million ordinary shares to no more than 92 million ordinary shares of our Company (subject to anti-dilution adjustment pursuant to the ESPP).
Unless terminated earlier, the ESPP will terminate automatically seven years from its adoption. Our Board of Directors may amend or terminate the plan at any time and for any reason, except that no termination of the plan may affect purchase rights previously granted (subject to limited exceptions as provided in the plan).
STATS ChipPAC Ltd. Restricted Share Plan
In April 2006, our Company adopted the STATS ChipPAC Ltd. Restricted Share Plan (as defined earlier in this Proxy Statement, the RSP). The purpose of the RSP is to replace the Share Option Plan by 2007 and to offer selected individuals an opportunity to acquire a proprietary interest in the success of our Company, or to increase their interest, through the grant of Restricted Share Units (as defined earlier in this Proxy Statement, the RSU).
The RSP is administered by the Executive Resource and Compensation Committee. Employees, directors and consultants are eligible to participant in the RSP.
An RSU represents an unfunded, unsecured promise of our Company to issue or transfer ordinary shares of our Company with no exercise or purchase price as the award vests in accordance with a schedule determined by the Executive Resource and Compensation Committee. RSUs may be granted subject to performance conditions. Each RSU has a value equal to the fair market value of an ordinary share and the Executive Resource and Compensation Committee has the authority to settle RSUs in cash or shares. RSUs granted under the plan are generally not transferable. Unvested portions of RSUs are generally subject to forfeiture if employment terminates prior to vesting. A grantee of RSUs has no rights as a shareholder with respect to any ordinary shares covered by the RSP until such ordinary shares have been issued or transferred pursuant to the terms of the RSP.
The number of ordinary shares that may be issued under the STATS ChipPAC RSP may not exceed, in the aggregate, 50 million ordinary shares of our Company (subject to anti-dilution adjustments pursuant to the RSP). As of December 31, 2006, no grant of RSUs or shares under the RSP had been made.
Unless terminated earlier, the RSP plan will terminate automatically seven years after the later of the date of its adoption or shareholders’ approval of an increase in the plan limit. Our Board of Directors may amend, suspend or terminate the RSP at any time and for any reason, subject to shareholders’ approval to the extent required by Nasdaq or applicable laws or regulations.
STATS ChipPAC Ltd. Performance Share Plan
In April 2006, our Company adopted the STATS ChipPAC Ltd. Performance Share Plan (as defined earlier in this Proxy Statement, the PSP). The PSP is intended to supplement our Company’s long-term compensation strategy of senior level employees, under which the number of ordinary shares ultimately or their equivalent cash value or combination thereof received by the employee depends on our Company’s performance against specified targets over a period of time to be determined by the Executive Resource and Compensation Committee.
The PSP is administered by the Executive Resource and Compensation Committee. Employees, directors and consultants are eligible to participate in the PSP.
The ordinary shares covered by a grant under the PSP shall be fully vested. Performance shares awards are granted subject to performance criteria measured over performance periods as determined by the Executive Resource and Compensation Committee, which are typically over three years. The Executive Resource and Compensation Committee has the authority to settle performance shares in cash or shares, or a combination thereof. A grantee of any awards under the PSP has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s PSP award until such ordinary shares have been issued or transferred pursuant to the terms of the PSP.
The number of ordinary shares that may be issued under the PSP may not exceed, in the aggregate, 15 million ordinary shares of our Company. As of December 31, 2006, no grant of share awards under the PSP had been made.
Unless terminated earlier, the PSP plan will terminate automatically seven years after the later of the date of its adoption or shareholders’ approval of an increase in the plan limit. Our Board of Directors may amend, suspend or terminate the PSP at any time and for any reason, subject to shareholders’ approval to the extent required by Nasdaq or applicable laws or regulations.

Shareholdings and Share Trading
The following table sets forth certain information regarding the ownership of our ordinary shares as of March 7, 2007 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Number of Shares	Percentage
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned

Temasek Holdings(1)	712,228,050	35.35%

FMR Corp.(2)	240,096,700	11.92%

(1)	As provided by Temasek Holdings, a private limited company incorporated in Singapore, wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183), which owns 100% of the ordinary shares of STSPL. Temasek Holdings is therefore deemed to beneficially own 712,228,050 of our ordinary shares, which are owned directly by STSPL, as of March 1, 2007. The percentage beneficially owned is based on an aggregate 2,014,574,554 ordinary shares outstanding as of March 7, 2007.

(2)	As provided in a notice by FMR Corp. and Fidelity International Limited (“FIL”) to our Company dated March 7, 2007. Based on Amendment No. 4 to the Schedule 13G filed by FMR Corp. and Edward C. Johnson III, Chairman of FMR Corp., with the SEC on February 14, 2007, the shares are owned by institutional accounts managed by direct or indirect wholly-owned subsidiaries of FMR Corp. and FIL, respectively, in varying amounts. Members of the family of Edward C. Johnson, III, Chairman of FMR Corp., through their ownership, directly or through trusts, of equity shares of FMR Corp. representing 49% of the voting power of FMR Corp. and a shareholders’ voting agreement, form a controlling group with respect to FMR Corp. Partnerships controlled predominantly by members of the family of Edward C. Johnson, III, Chairman of FMR Corp. and FIL, or trusts for their benefit, own shares of FIL voting stock representing approximately 47% of the total voting power of FIL. The percentage beneficially owned is based on an aggregate 2,014,574,554 ordinary shares outstanding as of March 7, 2007.
The Code provides that any person acquiring an interest (either on his or her own or together with parties acting in concert with him) in 30% or more of our voting shares or, if such person holds (either on his own or together with parties acting in concert with him) between 30% and 50% (both inclusive) of our voting shares, and acquires (either on his or her own or together with parties acting in concert with him) additional voting shares representing more than 1% of our voting shares in any six-month period, may be required to extend a take-over offer for the remaining voting shares in accordance with the provisions of the Code.
All our ordinary shares have identical rights in all respects and rank equally with one another.
Our ordinary shares have been traded on the SGX-ST since January 31, 2000, and our ADSs have been traded on the Nasdaq Stock Market since January 28, 2000.
As of January 31, 2007, 463,700,430 of our ordinary shares, representing 23.15% of our outstanding shares, were held by a total of 17 holders of record with addresses in the United States. Because many of our ordinary shares and ADSs were held by brokers and other institutions on behalf of shareholders in street name, we believe that the number of beneficial holders of our ordinary shares and ADSs could be higher.
On January 31, 2007, the closing price of our ordinary shares on the SGX-ST was S$1.29 per ordinary share and the closing price of our ADSs on the Nasdaq Stock Market was US$8.36 per ADS.
On March 1, 2007, STSPL, a wholly-owned subsidiary of Temasek Holdings, announced its intention to launch the Offer for the remaining ordinary shares and ADSs in our Company that STSPL does not already own. In connection with the Offer, our directors who are considered independent for purposes of the Offer (the “Special Committee”) appointed Morgan Stanley Dean Witter Singapore (Asia) Pte (“Morgan Stanley”) to advise the Special Committee in connection with the Offer. An Offer to Purchase has been issued by Goldman Sachs (Singapore) Pte for and behalf of STSPL on March 16, 2007. A circular containing the advice of Morgan Stanley and the recommendation of the Special Committee on the Offer will be dispatched within the earlier of, 10 business days under U.S. federal securities laws or 14 calendar days under the Code, of the date of dispatch of the Offer to Purchase. Both documents should be read carefully.
Certain Transactions
Temasek Holdings is a holding company with investments in a group of companies (the “Temasek Holdings Group”). We engage in transactions with companies in the Temasek Holdings Group in the ordinary course of business. Such transactions are generally entered into on normal commercial terms. We entered into a turnkey contract with Chartered in March 2000 pursuant to which we agreed to provide wafer sort, packaging and test services to Chartered. The term of this agreement, which was due to expire in March 2003, was extended to March 2005 by an amendment agreement dated October 30, 2002. This agreement governs the conduct of business between the parties, relating, among other things, to our provision of sort, packaging and test services to Chartered which were previously governed solely by purchase orders executed by Chartered. The agreement does not contain any firm commitment from Chartered to purchase or from us to supply services covered thereunder. In April 2004, we entered into another test services agreement with Chartered pursuant to which we agreed to give Chartered priority to use six of our testers, and access to six additional testers, for which Chartered guarantees minimum loading and issuance of purchase orders of US$450,000 per month. This test services agreement expired in March 2005. In March 2005, we entered into a three-year partnership agreement with Chartered pursuant to which we agreed to provide wafer sort, assembly and test services to Chartered. This is not a firm commitment from Chartered to purchase from us nor is it a firm commitment from us to supply services covered thereunder.
In 2004, we paid management fees of US$1.1 million to STPL for various management and corporate services provided pursuant to the Singapore Technologies Management and Support Services Agreement entered into in December 1999 and terminated on December 31, 2004. We believe that our arrangement with STPL approximated the cost of providing these services.
In accordance with the requirements of the Nasdaq Marketplace Rules, all new related party transactions (as defined in Item 404 of Regulation S-K under the Securities Act) require approval by the Audit Committee of our Board of Directors. In addition, more significant related party transactions must be separately approved by a majority of our Board of Directors. We also engage in transactions with other companies directly or indirectly controlled by Temasek Holdings, in the ordinary course of business. These transactions, which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates/prices (including where appropriate, preferential rates and discounts) and on customary terms and conditions, and are generally not subject to review by the Audit Committee. These expenses amounted to approximately US$24.1 million, US$14.7 million and US$18.4 million for 2004, 2005 and 2006, respectively.

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STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199407932D)
Proxy Form
— Thirteenth Annual General Meeting

IMPORTANT
1.	For Investors who have used their CPF moneys to buy shares of STATS ChipPAC Ltd., the Annual Report 2006 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2.	This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3.	CPF Investors who wish to vote should contact their CPF Approved Nominees.

I/We,	(Name) of

(Address)

being a shareholder(s) of STATS ChipPAC Ltd. (the “Company”) hereby appoint :-

Name	Address	NRIC/ Passport No.	Proportion of Shareholding
(%)

*and/or

as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Thirteenth Annual General Meeting (“Thirteenth AGM”) of the Company to be held at 10 Ang Mo Kio Street 65, TechPoint #04-18/20 TechPoint, Singapore 569059, on April 25, 2007 at 3.00 p.m., and at any adjournment thereof.

(Please indicate with an “X” in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Thirteenth AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Thirteenth AGM).

No.	Routine Business — Ordinary Resolutions	For	Against
1	To adopt the Audited Financial Statements of the Company for the year ended December 31, 2006, together with the Reports of the Directors and the Auditors.
2(a)	To re-elect Mr. Lim Ming Seong as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
2(b)	To re-elect Dr. Robert W. Conn as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
2(c)	To re-elect Dr. Park Chong Sup as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
3(a)	To re-elect Mr. Teng Cheong Kwee as a Director of the Company pursuant to Article 99 of the Company’s Articles of Association.
3(b)	To re-elect Mr. Tokumasa Yasui as a Director of the Company pursuant to Article 99 of the Company’s Articles of Association.
4(a)	To re-appoint Mr. Charles R. Wofford as a Director of the Company pursuant to Section 153(6) of the Companies Act, Chapter 50.
4(b)	To re-appoint Mr. R. Douglas Norby as a Director of the Company pursuant to Section 153(6) of the Companies Act, Chapter 50.
5	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration.
6	To approve Directors’ fees totalling approximately US$563,670 for the year ended December 31, 2006.

	Special Business — Ordinary Resolutions	For	Against
7(a)	To authorise the Directors to allot and issue shares in the capital of the Company pursuant to Section 161 of the Companies Act, Chapter 50.
7(b)	To authorise the Directors to create and issue securities and to allot and issue shares in the capital of the Company in connection therewith pursuant to Section 161 of the Companies Act, Chapter 50.
7(c)
To authorise the Directors to allot and issue shares in the capital of the Company pursuant to the exercise of the options under the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan.

7(d)	To authorise the Directors to allot and issue shares in the capital of the Company pursuant to the exercise of the options granted under the STATS ChipPAC Ltd. Share Option Plan, as amended.
7(e)
To authorise the Directors to offer and grant rights to purchase and to allot and issue pursuant to the exercise of such rights, shares in the capital of the Company in accordance with the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004, as amended.

7(f)
To authorise the Directors to grant Restricted Share Units (“RSUs”) and to allot and issue fully paid shares pursuant to the vesting of the RSUs in accordance with the STATS ChipPAC Ltd. Restricted Share Plan.

7(g)	To authorise the Directors to grant Performance Shares and to allot and issue fully paid shares pursuant to the terms of the STATS ChipPAC Ltd. Performance Share Plan.
7(h)	To renew the Share Purchase Mandate.

Dated this _________ day of _________________  2007.

Total Number of Shares Held

IMPORTANT Please read notes on the reverse

Signature(s) of Shareholder(s)/Common Seal

*Please delete accordingly.

Notes:-
1.	Please insert the total number of ordinary shares (“Shares”) held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders (i.e. Members). If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2.	A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (i.e. Members). A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3.	Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.	The instrument appointing a proxy or proxies must be deposited at the principal executive office of the Company at 10 Ang Mo Kio Street 65, TechPoint #05-17/20, Singapore 569059 not less than 48 hours before the time appointed for the Thirteenth Annual General Meeting.

5.	The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6.	A corporation which is a shareholder may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Thirteenth Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Thirteenth Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.